SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 10 May 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 10, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Subsea efforts continue to focus on two fronts: first, reducing the flow of oil spilled by physical containment and second, further work on stopping the flow using a "top kill" option.

The containment dome that was deployed last week has been parked away from the spill area on the sea bed. Efforts to place it over the main leak point were suspended at the weekend as a build up of hydrates prevented a successful placement of the dome over the spill area.

A second, smaller containment dome is being readied to lower over the main leak point. The small dome will be connected by drill pipe and riser lines to a drill ship on the surface to collect and treat oil. It is designed to mitigate the formation of large hydrate volumes.  This operation has never been done before in 5,000 feet of water.

In addition, further work on the blow out preventer has positioned us to attempt a "top kill" option aimed at stopping the flow of oil from the well.  This option will be pursued in parallel with the smaller containment dome over the next two weeks.

All of the techniques being attempted or evaluated to contain the flow of oil on the seabed involve significant uncertainties because they have not been tested in these conditions before.

BP continues to do everything it can, in conjunction with governmental authorities and other industry experts, to find a solution to stem the flow of oil on the seabed.

Work on the first relief well, which began on Sunday May 2, continues.  It is expected to take some three months to complete.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea. More than 275 vessels are being used, including skimmers, tugs, barges and recovery vessels.

The volume of dispersant applied to the spill on the surface amounts to over 315,000 gallons since the spill response began.

Intensive operations to skim oil from the surface of the water also continued. Some 90,000 barrels of oily liquid has now been recovered.

The total length of deployed boom is now more than 1 million feet as part of the efforts to stop oil reaching the coast.

The cost to date of the response amounts to about $350 million, including the cost of spill response, containment, relief well drilling, commitments to the Gulf Coast States, settlements and federal costs.

BP Press Office London +44 20 7496 4076
BP Press office, US: +1 281 366 0265
Unified Command Joint Information Center
+1 985-902-5231
www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexico

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 10 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary